UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34578

FUNTALK CHINA HOLDINGS LIMITED

21/F, Block D The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020
8610-5709-1100
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒         Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐         No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  ________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Funtalk China Holdings Limited

By:	/s/ Dongping Fei
Name:	Dongping Fei
Title:	Chief Executive Officer

Date: May 31, 2011

Exhibit No.	Description

99.1	Press Release

99.2	Agreement and Plan of Merger, dated as of May 31, 2011, among Funtalk China Holdings Limited, Fortress Group Limited and Fortress Merger Sub Limited